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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-15571
CUSIP NUMBER 037675105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Atlantic Southern Financial Group, Inc.
Full Name of Registrant

Former Name if Applicable

1701 Bass Road
Address of Principal Executive Office (Street and Number)

Macon, Georgia 31210
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual  Report on Form 10-K for the year ended December 31, 2010 by March 31, 2011 without unreasonable effort and expense for the reasons stated below.

Atlantic Southern Financial Group, Inc. (the “Company”) has determined that it is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.  Further, the Company expects that it will not be able to file the Form 10-K within the fifteen-day extension permitted by the rules of the Securities and Exchange Commission.

Due to significant and unprecedented deterioration in economic conditions during 2010, particularly weakened conditions in the housing and real estate markets, including falling real estate prices, increasing foreclosures, and rising unemployment, the Company has experienced dramatic increase in its non-performing assets and a significant decrease in its earnings and capital, which in turn contributed to delays in the preparation of the Company’s financial statements for the year ended December 31, 2010.  This process has required more time due to resource constraints and regulatory and capital issues of the Company’s wholly-owned subsidiary, Atlantic Southern Bank.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carol W. Soto, Chief Financial Officer of the Registrant		(478) 476-2170
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since December 31, 2009, there have been important developments which have had a significant impact on the Company’s financial condition and results of operations for the year ended December 31, 2010.  These developments include, without limitation, continued deterioration in asset quality and decline in earnings throughout 2010.

The Company has experienced substantial deterioration in asset quality of its loan portfolio, due, in part, to the continuing deterioration in the housing and real estate markets, which has resulted in a significant increase in the Company’s level of nonperforming assets and the corresponding allowance for loan losses.  The Company anticipates that its unaudited nonperforming assets will total approximately $187.7 million at December 31, 2010 compared to approximately $137.0 million at December 31, 2009.  The Company anticipates that its unaudited allowance for loan losses will total approximately $22.2 million at December 31, 2010 compared to approximately $21.5 million at December 31, 2009.

The Company also recorded a substantial net loss for the fourth quarter and year ended December 31, 2010, primarily as a result of increases in unaudited other real estate owned expenses and unaudited FDIC expenses of approximately $5.9 million and $1.6 million, respectively, and decreases in unaudited net interest income of approximately $1.5 million.  The Company anticipates that its unaudited net loss will total approximately $26.7 million for the year ended December 31, 2010 compared to net loss of approximately $59.2 million for the year ended December 31, 2009.

Additionally, as previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Porter Keadle Moore, LLP’s report contained an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.  Due to the conditions and events discussed herein, the Company anticipates that Porter Keadle Moore, LLP’s report with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2010, if issued, will contain a similar explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether the Registrant’s outside auditors will be able to complete their review and any related procedures required with respect to the Form 10-K; the impact, if any, of the results and findings on the financial statements of the Registrant; the Registrant’s inability to timely file reports with the Securities and Exchange Commission; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. Registrant makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Atlantic Southern Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2011	By:	/s/ Carol W. Soto
		Print Name	Carol W. Soto
		Title	Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).